SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________
FORM 11-K
_____________________________
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
COMMISSION FILE NO. 1-12534
_____________________________
NEWFIELD EXPLORATION COMPANY 401(k) PLAN
(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)
_____________________________
NEWFIELD EXPLORATION COMPANY
4 WATERWAY SQUARE PLACE
SUITE 100
THE WOODLANDS, TEXAS 77380
(281) 210-5100
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

NEWFIELD EXPLORATION COMPANY 401(k) PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTARY INFORMATION

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	11

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE	13

EXHIBIT 23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
Newfield Exploration Company 401(k) Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Newfield Exploration Company 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended
December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplementary information listed in the table of contents as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA). The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the DOL Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ McConnell & Jones LLP
Houston, Texas
June 22, 2015

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2014 and 2013

	2014	2013

Assets
Investments, at fair value (See Note 4)	$152,529,271	$140,537,147

Total investments	152,529,271	140,537,147

Receivables
Notes receivable from participants	3,027,036	2,987,065
Participant contributions	412,357	355,866
Employer match	297,971	277,581

Total receivables	3,737,364	3,620,512

Net Assets at Fair Value	156,266,635	144,157,659

Adjustment From Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(607,478)	(205,458)

Net Assets Available for Benefits	$155,659,157	$143,952,201

See accompanying notes to financial statements

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2014

Additions to net assets attributable to:
Investment income
Interest, dividends and capital gains	$5,505,516
Net appreciation in fair value of investments (See Note 3)	3,458,475

Net investment income	8,963,991

Interest from notes receivable from participants	122,148

Contributions
Employer	10,283,794
Participant	12,745,675
Rollover	1,293,012

Total contributions	24,322,481

Total additions	33,408,620

Deductions from net assets attributable to:
Benefits paid directly to participants	21,672,593
Administrative expenses	29,071

Total deductions	21,701,664

Increase in Net Assets Available for Benefits	11,706,956
Net Assets Available for Benefits, Beginning of Year	143,952,201
Net Assets Available for Benefits, End of Year	$155,659,157

See accompanying notes to financial statements

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Newfield Exploration Company 401(k) Plan (the “Plan”) contains general information for financial reporting purposes. A summary plan description is provided to participants explaining general Plan provisions. The Plan agreement, however, governs the operation of the Plan, and its terms prevail in the event of a conflict with any summary of the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined-contribution plan adopted effective as of January 1, 1989. Generally, all employees of Newfield Exploration Company (the “Company”) and certain of its affiliates are eligible to participate in the Plan. However, the Plan does not allow employees covered by collective bargaining agreements, leased employees or nonresident aliens, if applicable, to participate in the Plan. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participant Elective and Employer Matching Contributions: Participants may contribute up to 75% of their eligible compensation (as defined in the Plan agreement) as pre-tax or Roth contributions or up to 10% as after-tax contributions on a per pay period basis. The Company will make a matching contribution, also on a per pay period basis, in an amount equal to $1.00 for each $1.00 contributed by a participant, up to a maximum of 8% of the participant’s compensation for the applicable pay period contribution. The Plan allows certain eligible participants to make catch-up contributions in accordance with Internal Revenue Service regulations. The Company does not match catch-up contributions. The foregoing participant and Company matching contributions are subject to certain limitations.

Participants may also rollover certain amounts representing distributions from other qualified plans and individual retirement accounts. Participants may direct the amounts contributed to their accounts into any of the investment options available under the Plan including the Company’s common stock. The Company does not match rollover distributions.

Participant Accounts: Each participant has an account that is credited (or charged) with the participant’s contributions, allocations of the Company’s matching contributions and Plan earnings (or losses) and is, at times, charged with an allocation of Plan administrative expenses based on the participant’s earnings or account balances (as defined in the Plan agreement). Earnings (or losses) are allocated to participant accounts based on the earnings (or losses) of investment funds chosen by each participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested balance.

Vesting: Participants are immediately 100% vested in their own contributions, company matching contributions and actual earnings thereon.

Benefit Payments: Upon termination of service, a participant is entitled to receive the vested portion of his or her accounts. A participant may elect to receive such vested portion in the form of a lump sum payment or installment payments. A participant may also elect to receive distributions in the form of Company common stock, to the extent the participant is invested therein. Distributions are subject to the applicable provisions of the Plan agreement.

Notes Receivable from Participants: A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balances. The loan will bear interest at a rate commensurate with market rates for similar loans.

Repayments of the notes are made in equal monthly payments over a period not extending beyond ten years from the date of the loan.

Expenses: The Company pays certain administrative expenses as defined in the Plan document.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Plan’s financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2014 and 2013

Use of Estimates: The preparation of financial statements in conformity with US GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, changes therein and the accompanying notes to the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, liquidity, credit and overall market volatility risk. Due to the general level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amount reported in the Statement of Net Assets Available For Benefits and the individual participant account balances.

Payment of Benefits: Benefits are recorded when paid.

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. See Note 4, “Fair Value Measurements,” for a detailed discussion.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on investments are calculated using average costs, and included in the net appreciation (depreciation) in the fair value of investments. Investment related expenses are also included in net appreciation (depreciation) of fair value of investments. Interest is recorded when earned. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants: Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. No allowance for credit losses has been recorded as of December 31, 2014 and 2013. If a participant ceases to make loan repayments for a 30-day period, the Plan Administrator deems the delinquent participant loan to be a distribution, and the participant loan balance is reduced and a benefit payment is recorded.

Recently Issued Accounting Standards: In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)." ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan for the year ending December 31, 2016 with early adoption permitted. We believe the adoption of this guidance concerns disclosure only and will not have an impact on the Plan's financial statements.

NOTE 3 - INVESTMENTS

Investments representing 5% or more of the Plan’s net assets available for benefits at December 31 are as follows:

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2014 and 2013

	2014	2013
Investments at fair value based on quoted market prices:
American Beacon Large Cap Value Institutional Fund	$9,637,305	$8,910,728
Schwab S&P 500 Index Fund*	12,684,744	10,429,819
Harbor Capital Appreciation	8,181,850	7,501,641
T Rowe Price Retirement 2020	8,132,963	6,632,727	**
T Rowe Price Retirement 2030	15,518,517	14,961,860
T Rowe Price Retirement 2040	10,157,665	8,416,908
Vanguard Small Cap Growth Index	7,894,896	7,527,639
Investments at contract value:
MetLife Group Annuity Contract No. 25554 Class J Stable Value Fund	15,986,268	15,109,771

* Party-in-interest (see Note 6)
** Investment represented less than 5% of net assets available for benefits in the period indicated

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$1,784,591
Stable value fund	323,280
Company common stock	1,276,195
Other	74,409
$3,458,475

NOTE 4 - FAIR VALUE MEASUREMENTS

The Plan follows US GAAP, which defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. Fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition focuses on an exit price, which is the price that would be received by the Plan to sell an asset or paid to transfer a liability versus an entry price, which would be the price paid to acquire an asset or received to assume a liability.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2: Quoted prices for similar assets in active markets; quoted prices for identical or similar assets in inactive markets; and interest rates, credit risk, etc. that are determined for an asset, either directly or indirectly, based on independent market data.

Level 3: Significant unobservable inputs for the fair value measurement of the assets.

Following is a description of the valuation methodologies used for investments measured at fair value, except for the Stable Value Fund, which is measured at contract value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Company common stock: Valued at the closing price reported on the New York Stock Exchange.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2014 and 2013

Mutual funds: Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.

Stable value fund: Valued at contract value, with adjustments from fair value to contract value. The Fund invests in money market funds and other short-term investment vehicles and a guaranteed investment contract. Fair value is determined by the trustee considering factors such as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. The guaranteed investment contract consists of investments in underlying securities with a wrap contract under which a third party guarantees benefit-responsive withdrawals by plan participants at contract value. The fair value of the wrap contracts is determined using a discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated yield curve as of year end.

Investments in units of underlying funds are valued at their respective net asset values as reported by the funds daily. The Fund seeks to maintain principal value, protect against market price volatility, obtain consistent income return and provide liquidity for benefit payments and withdrawals. The net asset value for each unit class of the Fund is calculated daily by dividing the net assets applicable to each unit class by the respective number of units outstanding for that class. Deposits to and withdrawals from the Fund may be made daily at the current net asset value per unit.

The following tables summarize the valuation of the Plan’s investments by fair value hierarchy:

	Level 1	Level 2	Level 3	Total
As of December 31, 2014
Company common stock	$5,976,380	$—	$—	$5,976,380
Money market funds	52,201	—	—	52,201
Mutual funds
Target-date funds	49,936,077	—	—	49,936,077
Large company funds	30,503,899	—	—	30,503,899
Mid company funds	10,722,795	—	—	10,722,795
Small company funds	11,894,358	—	—	11,894,358
International funds	9,532,576	—	—	9,532,576
Fixed income funds	9,848,255	—	—	9,848,255
Total mutual funds	122,437,960	—	—	122,437,960

Stable value fund	—	16,593,746	—	16,593,746
Self directed brokerage accounts	7,468,984	—	—	7,468,984
Total investments at fair value	$135,935,525	$16,593,746	$—	$152,529,271

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2014 and 2013

	Level 1	Level 2	Level 3	Total
As of December 31, 2013
Company common stock	$6,699,729	$—	$—	$6,699,729
Money market funds	210	—	—	210
Mutual funds
Target-date funds	44,755,030	—	—	44,755,030
Large company funds	26,842,188	—	—	26,842,188
Mid company funds	9,120,065	—	—	9,120,065
Small company funds	11,443,869	—	—	11,443,869
International funds	10,097,082	—	—	10,097,082
Fixed income funds	9,120,209	—	—	9,120,209
Total mutual funds	111,378,443	—	—	111,378,443

Stable value fund	—	15,315,229	—	15,315,229
Self directed brokerage accounts	7,143,536	—	—	7,143,536
Total investments at fair value	$125,221,918	$15,315,229	$—	$140,537,147

NOTE 5 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT

The Plan has interest in a stable value fund that has investments in traditional guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“Synthetic GICs”) as well as short and intermediate-term fixed income investments. As described in Note 2 above, because the GICs and Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Occurrence of certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator does not believe that the occurrence of such an event is probable. In the event that the Plan is terminated, there is a material adverse change to the provisions of the Plan, or the employer elects to withdraw from a contract in order to switch to a different investment provider, the amount withdrawn from the contract would be payable at fair value rather than at contract value.

The minimum interest crediting rate is zero percent. In the event that the interest crediting rate should fall to zero, the wrap issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This ensures that participants’ principal and accrued interest will be protected. The key factors that influence future interest crediting rates include:

•	the level of market interest rates;

•	the amount and timing of participant contributions, transfers, and withdrawals into/out of the contract;

•	the investment returns generated by the bonds that back the contract; and

•	the duration of the underlying investments backing the contract.

The average yields earned by the stable value fund for the years ended December 31, 2014 and 2013 were 4.61% and (1.94%), respectively. The average yields earned to reflect the actual interest rates credited to participants for the years ended December 31, 2014 and 2013 were 2.22% and 2.21%, respectively.

As of December 31, 2014, the contract value of the stable value fund was $15,986,268 as compared to its fair value of $16,593,746, and an adjustment of $607,478 was made to the Statement of Net Assets Available for Benefits to reflect contract value. As of December 31, 2013, the contract value of the stable value fund was $15,109,771 as compared to its fair value of

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2014 and 2013

$15,315,229, and an adjustment of $205,458 was made to the Statement of Net Assets Available for Benefits to reflect contract value.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company or certain others. The Plan has entered into exempt transactions with parties-in-interest as of December 31, 2014 and 2013 and for the year ended December 31, 2014. Charles Schwab Trust Company and Schwab Retirement Plan Services, Inc. (collectively referred to as “Schwab”) were trustee and recordkeeper, respectively, of the Plan from January 1, 2013 through December 31, 2014. Plan investments in funds offered by Schwab qualify as party-in-interest investments. Total assets invested in these funds were $20,205,929 at December 31, 2014 and $17,573,565 at December 31, 2013. The total includes investments in the self-directed brokerage accounts with balances of $7,468,984 and $7,143,536 at December 31, 2014 and 2013, respectively, which were administered by Schwab. During 2014, the Plan paid a total of $29,071 in administrative fees to Schwab that qualify as a party-in-interest transaction.

Other party-in-interest investments held by the Plan include Company common stock totaling $5,976,380 (220,368 shares) and $6,699,729 (272,105 shares) at December 31, 2014 and 2013, respectively, and notes receivable from participants totaling $3,027,036 and $2,987,065 at December 31, 2014 and 2013, respectively.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the Plan’s assets will be distributed in accordance with the terms of the Plan agreement.

NOTE 8 - TAX STATUS

The Plan was designed in accordance with a prototype plan developed by the Plan trust. The Internal Revenue Service (IRS) determined by a letter dated May 23, 2008, that the prototype plan and its related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Thus, no provision for federal income taxes is included in the Plan’s financial statements.

US GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the net assets per Form 5500 as of December 31:

	2014	2013
Net assets available for benefits per the financial statements	$155,659,157	$143,952,201
Adjustment from contract value to fair value for fully benefit-responsive contracts	607,478	205,458
Net assets per Form 5500	$156,266,635	$144,157,659

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2014 and 2013

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the net income per Form 5500 for the year ended December 31, 2014:

Increase in net assets available for benefits per the financial statements	$11,706,956
Adjustment to reflect fair value adjustment for 2014 related to benefit-responsive contracts	402,020
Net income per Form 5500	$12,108,976

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014

Plan Sponsor:	Newfield Exploration Company
Employer Identification Number:	72-1133047
Plan Number	001

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

	Mutual Funds

	Allianz AGIC	Allianz AGIC Micro Cap Instl	#	$1,513,523

	American Beacon	American Beacon Lg Cap Val Instl	#	9,637,305

*	Charles Schwab	Schwab S&P 500 Index Fund	#	12,684,744

	Columbia	Columbia Small Cap Val II Z	#	2,485,939

	Columbia	Columbia Strategic Income Z	#	3,666,697

	Harbor	Harbor Capital Appreciation	#	8,181,850

	JP Morgan	Mid Cap Growth Select	#	6,230,264

	John Hancock III	Disciplined Value MCP R6	#	4,492,531

	Scout	Scout International Fund	#	3,810,111

	T Rowe Price	T Rowe Price Retirement 2010	#	6,896,055

	T Rowe Price	T Rowe Price Retirement 2020	#	8,132,963

	T Rowe Price	T Rowe Price Retirement 2030	#	15,518,517

	T Rowe Price	T Rowe Price Retirement 2040	#	10,157,665

	T Rowe Price	T Rowe Price Retirement 2050	#	6,727,863

	T Rowe Price	T Rowe Price Retire Balanced	#	2,503,014

	Vanguard	Vanguard Small Cap Growth Index	#	7,894,896

	Vanguard	Vanguard Total Bond Market Index Institutional Fund	#	6,181,558

	Vanguard	Vanguard Total Intl Stock Instl	#	5,722,465
				$122,437,960

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - (Continued)
December 31, 2014

Plan Sponsor:	Newfield Exploration Company
Employer Identification Number:	72-1133047
Plan Number	001

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

	Common Stock

*	Newfield Exploration Company	Common Stock (220,368 shares)	#	$5,976,380

	Common / Collective Fund

	MetLife	MetLife Group Annuity Contract No. 25554 Class J Stable Value Fund	#	16,593,746

	Money Market Fund

*	Stock Liquidity 5	Schwab Money Market Fund	#	52,201

	Self-Directed Account

*	Charles Schwab	Personal Choice Account-Self-Directed Brokerage Accounts	#	7,468,984

	Total Investments			152,529,271

	Participant Loans

*	Participant Loans	Interest rates ranging from 4.25% to 9.00% maturing through 2025	$-0-	3,027,036

	Total Assets			$155,556,307
________
* - Denotes party-in-interest
# - Investments are participant-directed; therefore, cost information is not required.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN

Date: June 22, 2015	By: /s/ Thomas Smouse
Thomas Smouse, Newfield Exploration Company
Vice President, Administration & Human Resources
On behalf of Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm - McConnell & Jones LLP

Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the incorporation by reference in the Registration Statements Nos. 33-79826 and 333-153061 of Newfield Exploration Company on Form S-8 of our report, dated June 22, 2015, relating to the financial statements and supplementary information of the Newfield Exploration Company 401(k) Plan, appearing in this Annual Report on Form 11-K for the year ended December 31, 2014.
/s/ McConnell & Jones LLP
Houston, Texas
June 22, 2015